EXHIBIT 99




News Release




The Quaker Oats Company
                                     Further Information:
                         Media Contact:         Investor Contact:
Quaker Tower             Mark Dollins           Margaret M. Eichman,V.P.
P.O. Box 049001          Director, Corp. Comm.  Investor Relations&Corp. Affairs
Chicago, IL  60604-9001  (312) 222-6914         (312) 222-7818


QUAKER OATS NAMES ROBERT S. MORRISON
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

FOR IMMEDIATE RELEASE

        Chicago, Illinois, October 23, 1997, The Quaker Oats Company (NYSE:OAT) today announced that its Board of Directors has named Robert
S. Morrison as Chairman, President and Chief Executive Officer, effective immediately. Mr. Morrison succeeds William D. Smithburg who, in April, announced his intention to retire once a successor was selected.

        Since 1994, Mr. Morrison, 55, has served as Chairman and Chief Executive Officer of Kraft Foods Inc., North America, the largest branded food business in North America, which is a subsidiary of Philip Morris Companies, Inc. During his tenure, Mr. Morrison led a successful effort to increase growth and profitability by building a strong organization, defining the company's long-term strategic direction and concentrating resources on Kraft's core business and brands. Kraft's unit volume and profitability grew substantially under his leadership.

        "I am pleased and proud to have the opportunity to lead one of America's great branded food and beverage companies into the next phase of its growth and development," Mr. Morrison said. "As the earnings announced this morning demonstrate, Quaker's grain-based products and Gatorade thirst quencher businesses have performed very well, and I am pleased to be taking the helm of a company with a talented management team, powerhouse global brands and a solid infrastructure. My immediate priority is to meet the entire senior management and as many employees as possible, and I look forward to moving ahead as a unified team to build and deliver value for our shareholders and create new opportunities for our many dedicated employees."

        "I am very pleased that the Board of Directors selected Mr. Morrison to lead The Quaker Oats Company forward," Mr. Smithburg said. "I know Bob as an individual with a proven track record of leadership through periods of major strategic change and as a recognized team builder. He is a seasoned industry executive with the right strategic perspective, skills, and commitment to innovation necessary to lead this Company forward and create greater value for all of our shareholders."

        "Mr. Morrison is an executive of exceptional caliber and proven leadership ability," said William L. Weiss, the outside Quaker director who chaired the special committee of the Board of Directors that conducted the search with the assistance of the Spencer Stuart executive search firm. "I am extremely pleased that he is becoming the Chairman, President and Chief Executive Officer of The Quaker Oats Company. He is a fine individual of unquestionable integrity with sound, achievement-oriented experience in the food and beverage industry. Under Bob's leadership, I believe Quaker Oats' future is bright."

        A veteran of the consumer products industry, Mr. Morrison began his career serving in various brand management and marketing positions at Procter & Gamble. Mr. Morrison joined Kraft, Inc. in 1983, and led the company's Cheese Division until Kraft's acquisition by Philip Morris. In early 1989, he became president of Kraft General Foods Canada and was named president of General Foods in 1991. He assumed his most recent position in late 1994.

        Mr. Morrison earned his B.S. in English at Holy Cross College in 1963 and received an M.B.A. from Wharton in 1969. As a captain in the United States Marine Corps, he was decorated with the Silver Star and the Purple Heart for his service in Vietnam. Mr. Morrison is on the Board of Directors of the Grocery Manufacturers of America. He also serves on the Board of Trustees of the Chicago Urban League, the Lyric Opera of Chicago, the Ravinia Festival and Lake Forest College. He is active in the Commercial and Economic Clubs of Chicago and is a member of the Dean's Council at J.L. Kellogg Graduate School of Management at Northwestern University.

        The Quaker Oats Company is an international marketer of foods and beverages. Its major brands include Quaker cereals and grain-based snacks, Aunt Jemima mixes and syrup, Rice-A-Roni and Pasta-Roni side dishes and Gatorade thirst quencher.

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